

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via Email
Michael J. Aiello, Esq.
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, NY 10153

> **Re: J. Alexander's Corporation**
> **Schedule TO-T filed by Fidelity National Financial, Inc., Fidelity National**
> **Special Opportunities, Inc., and New Athena Merger Sub, Inc.**
> **Filed August 6, 2012**
> **File No. 05-17218**

Dear Mr. Aiello:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Exhibit (a)(1)(A)-Offer to Purchase

Introduction, page 3

1.   Please clarify the specific quantitative and qualitative criteria that must be met to satisfy the Minimum Condition pursuant to the terms of the company's charter and the provisions of the Tennessee Business Corporation Act.

Certain Information Concerning J. Alexander's, page 11

2.   We refer to the non-GAAP financial measures provided to you by the company that are
        presented in this section. Please refer to Regulation G and advise us of the consideration
        you have given to providing the reconciliation called for by Rule 100(a) and/or provide
        us with an explanation of why such reconciliation cannot be provided without
        unreasonable effort.

Background of the Offer; Past Contacts or Negotiations with J. Alexander's, page 16

3.   Please supplement the disclosure to clarify, if material:

        •   the material issues negotiated during the successive rounds of responsive draft
            agreements exchanged between counsel to the parties during May 2012 through
            June 2012;

        •   the "questions" or issues raised with respect to salary continuation agreements
            and employment agreements of certain J. Alexander's executives, including the
            identification of any executive officer included in the J. Alexander's Summary
            Compensation Table;

        •   the discussions with the company regarding the reason for restructuring the
            transaction and changing it to an all cash tender offer; and,

        •   the discussions, if any, between the company and the bidders following the
            company's receipt of Party G's proposal on August 4.

Certain Conditions of the Offer, page 43

4.   Refer to the fifth bullet point under this heading, which describes the condition that J.
        Alexander's "will have performed or complied in all material respects with all
        agreements and covenants…." The determination of whether J. Alexander's has failed to
        perform in all material respects its obligations under the Merger Agreement appears to be
        a determination left to the sole discretion of the filing persons/bidders. Given that the
        filing persons have reserved the right to assert the occurrence of an offer condition for
        reasons that do not appear objectively verifiable, the filing persons have created the
        implication that they may conduct an illusory offer in potential contravention of Section
        14(e). Please revise the cited condition to include an objective standard, such as a
        standard of reasonableness, against which the filing persons' discretion may be judged.

5.   When an offer condition is triggered and you decide to proceed with the offer anyway,
        we believe that this decision constitutes a waiver of the triggered condition. Depending
        on the materiality of the waived condition and the number of days remaining in the offer,

you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

6.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offeror should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions